Seaport West

155 Seaport Boulevard

Boston, MA 02210-2600

617 832 1000 main

617 832 7000 fax

Robert W. Sweet Jr.

617 832 1160 direct

rws@foleyhoag.com

October 7, 2011

Via EDGAR

Ms. Barbara C. Jacobs

Assistant Director

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, NE

Washington, DC 20549

Re:	Exa Corporation
Registration Statement on Form S-1
Filed August 3, 2011
File No. 333-176019

Dear Ms. Jacobs:

On behalf of Exa Corporation (“Exa”), please find transmitted herewith for filing Exa’s Pre-Effective Amendment No. 1 (“Amendment No. 1”) to its registration statement on Form S-1 filed with the Securities and Exchange Commission (the “Commission”) on August 3, 2011 (Registration No. 333-176019) (the “Registration Statement”), in accordance with the Securities Act of 1933, as amended, and pursuant to Rule 101(a) of Regulation S-T promulgated thereunder. As a courtesy to the Staff, two copies of Amendment No. 1 are being provided under separate cover, along with two additional copies that have been marked to show the changes effected in the Registration Statement by Amendment No. 1.

Amendment No. 1 is being filed principally in response to comments of the Staff set forth in the Commission’s letters dated August 30, 2011 and September 8, 2011. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letters. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the prospectus which forms a part of the

Ms. Barbara C. Jacobs

October 7, 2011

Registration Statement (the “Prospectus”) as revised and included in Amendment No. 1. Other changes have also been made, as indicated in the marked materials.

A further supplemental response to Comment 2 in the Staff’s letter of September 8, 2011 will be submitted separately.

On behalf of Exa, we respond to the specific comments of the Staff as follows:

A. Letter dated August 30, 2011

General

1. We are in receipt of your confidential treatment request for portions of certain material agreements filed as exhibits to the registration statement. Please be advised that we will transmit any comments we may have on this request under separate cover.

Response: Exa appreciates the confirmation of the Staff’s receipt of its confidential treatment request and understands that the Staff will contact it separately with any comments it may have on that request.

2. We will process your filing and amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. Please understand that the effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

Response: Exa understands that the price range selected will affect disclosure in several sections of the Registration Statement and that the Staff may raise additional comments as a result of such disclosure. Exa will provide the additional disclosures in a pre-effective amendment to the Registration Statement or by way of a confidential valuation submission as soon as possible in order to give the Staff sufficient time to review such additional disclosures.

3. Please specifically disclose the factual basis for and the context of all your beliefs, understandings, estimates, and opinions set forth in the registration statement. You must be able to substantiate on a reasonable basis all of the projections, statistics and assertions that you cite. Examples of assertions or references that need support include the following:

•

“Our solutions enable our customers to augment or replace inefficient and expensive methods of evaluating alternative designs, such as wind tunnel testing using physical prototypes, with accurate digital simulations that are more useful and timely;”

Ms. Barbara C. Jacobs

October 7, 2011

•

“We enable significant cost savings and fundamental improvements in our customers’ vehicle development process by allowing their engineers and designers to gain crucial insights about design performance early in the design cycle;”

•	The assertion that results from your PowerFLOW solution provides “results that are more accurate and useful than those of alternative computational fluid dynamics, or CFD, methods;”

•

“We estimate that our customers spend as much as 10% to 15% of their research and development budgets, or approximately $6 billion per year, on physical prototypes, test facilities and related travel and staff costs;” and

•

“Digital simulation. in many areas simulation has reached a level of accuracy and robustness that is sufficient to enable a manufacturer to rely solely on its results for design decisions, without prototype testing.”

Response: Exa believes that it has a reasonable basis for making each of the cited assertions and estimates, and the disclosure in Amendment No. 1 has been augmented in appropriate areas to provide investors with a better understanding of the sources of information upon which such assertions and estimates rely. See, for example, pages 59, 62, 64, 66 and 68.

With regard to the specific assertions identified by the Staff in its comment letter, please see the commentary below:

•

“Our solutions [A: enable our customers to augment or replace inefficient and expensive methods of evaluating alternative designs, such as wind tunnel testing using physical prototypes] with [B: accurate digital simulations] that [C: are more useful and timely]”

Response:

(A) The ability of Exa’s customers to “augment or replace their current physical test-based processes with PowerFLOW based simulations” is frequently identified by Exa customers, in public statements as well as direct communications with Exa, as one of the principal benefits of implementing PowerFLOW. Many of Exa’s customers have established Steering Committees comprised of key engineering managers and Exa personnel to manage the transition from their current physical test-based processes to a simulation-based process. These Steering Committees review the customer’s current engineering processes, key vehicle design attributes, design/sign-off gateways, and physical test points and then create a roadmap for replacing these physical prototypes and tests and sign-offs with a simulation-based test and sign-off. Participation in these Steering Committees gives Exa management insight into the process change underway at its customers and provides a further factual basis for the identified assertion.

Ms. Barbara C. Jacobs

October 7, 2011

With regard to the cost of physical test-based methods, physical prototype design, build, and construction is an expensive process. The high cost is driven by the fact that prototypes must be built by hand in pre-production facilities before stamping presses and other manufacturing equipment is available. Physical test also requires expensive capital equipment—for example, construction of a single wind tunnel can cost in excess of $100 million. Exa’s customers often share this cost information with Exa on a confidential basis, and work with Exa to develop return-on-investment, or ROI, calculations as they weigh the benefits of purchasing PowerFLOW during the sales process. It is clear from these conversations that Exa enables significant cost savings: Exa’s customer base is extremely cost-conscious and generally will not make these types of purchase decisions unless a significant cost savings can be achieved.

With regard to the relative inefficiency of physical test methods, the principal drawback is the long cycle time required to test each new version of a design, which generally requires the construction of an entirely new prototype, a process that can consume weeks or months. By contrast, a new design iteration can be tested using PowerFLOW in a matter of days.

The customer case study of AGCO Corporation that appears in “Business—Customers and Markets—Examples of Customer Deployments,” which addresses each of the points above, is a representative example. AGCO has stated publicly that by using PowerFLOW, AGCO has been able to reduce the number of physical test stages from twenty per vehicle design to three, save millions of dollars in prototype testing costs and replace physical test processes requiring more than 60 days to a digital test process requiring 6 days per design iteration.

These improvements are typical of the results that are reported to Exa by its customers, which provide a further basis for the cited assertions.

(B) The assertion that Exa simulations are “accurate” is based on extensive validation studies that have been performed by Exa and by its customers, in which the results of Exa simulations are compared empirically to the results of physical test procedures. Many of these test results are published or can be made available publicly; however, many also involve comparisons to confidential data which our customers have supplied to us for this purpose.

These studies include the following:

—Academic cases – over 100 different academic test cases

—Specific production vehicle cases:

—Aerodynamics: 26 external aerodynamics cases with a wide range of styles and manufacturers and multiple configurations

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October 7, 2011

—Thermal Management: over 30 industrial underhood cases, involving multiple vehicle types and a wide range of measurements

—Aeroacoustics: over 15 cases covering multiple vehicle types and a wide range of measurements

In order to ensure the validity of the physical test data, and as part of its sales and marketing efforts, Exa independently and jointly with customers designs and conducts physical tests on a continuous basis. This ongoing testing and validation activity consistently supports Exa’s accuracy claim.

In fact, in conducting these experiments Exa has shown that physical test is itself just a simulation. Factors such as time and budget constraints, limitations of test facilities and data collection methods, flow disturbance caused by test fixtures and variability due to changing environmental conditions all introduce errors and inconsistencies in the results of physical testing that limit its accuracy and usefulness. These errors can be eliminated through the use of simulation with PowerFLOW. The result is that in practice, a PowerFLOW simulation is often more accurate than the physical test which it replaces, but Exa has limited its claim to the statement that PowerFLOW is “accurate.”

(C) As to the assertion that PowerFLOW simulations are “more useful and timely,” if an engineer cannot obtain information and recommend changes in a timely fashion, he or she cannot impact the design. Tests using PowerFLOW can be set-up and simulated much more quickly than can physical tests. As explained under “Business—Our Solution,” they can be also performed early in the design process, at a time when working prototypes are not available. These attributes enable Exa customers to gain crucial insights about the performance of alternative design approaches early in the product development cycle, improving the efficiency of the design and engineering process and reducing the likelihood of expensive redesigns or engineering fixes to remedy problems that might otherwise only be discovered late in the product development program.

In addition, physical testing provides limited information. For example, while aerodynamic drag can be calculated from a wind tunnel test, the behavior of flow structures and the source of problems are extremely difficult or impossible to ascertain in physical testing. Customers have frequently consulted Exa with problems they cannot diagnose in a physical test that Exa is able to demonstrate and solve using PowerFLOW. This combination of speed, timing in the design process and additional insight supports Exa’s claim that its simulations are “more useful and timely” than the results of the physical test methods they replace.

•

“We enable [D: significant cost savings] and [E: fundamental improvements in our customers’ vehicle development process] by [F: allowing their engineers and designers to gain crucial insights about design performance early in the design cycle”

Ms. Barbara C. Jacobs

October 7, 2011

Response:

(D) With regard to customers’ cost savings, as noted in response (A) above, Exa’s customers often share this cost information with Exa on a confidential basis, and work with Exa to develop ROI calculations as they weigh the benefits of purchasing PowerFLOW during the initial sales process, as well as when making decisions regarding license renewal or deployment of new applications. See, for example, the AGCO Corporation case study, on page 69, in which that customer reports “saving millions of dollars of prototype costs across their product line.”

(E) Exa believes that the ability to use and rely on digital simulation in the design process allows for “fundamental improvements in its customers’ vehicle development process,” in that design alternatives can be efficiently explored early in the design process, enabling superior innovation in a way that is not possible by using physical prototype testing. Public statements and presentations by Exa customers confirm their belief that the resulting improvement in their design processes is “fundamental.” For example, one Exa customer stated at a meeting of Exa’s Customer Advisory Board that deployment of digital simulation has enabled it to make what it characterized as a “step change” in its vehicle development process. See also the experience reported by Exa customer SAME Fahr-Deutz, as described on page 71 of Amendment No. 1, which states that its use of PowerFLOW has enabled it to “transition from a conventional design process based on prototypes, physical tests and hands-on experience to a sophisticated, fully-detailed simulation-based process, which has resulted in an overall reduction in testing time of 80% compared to SDF’s previous conventional methodology.”

For further discussion on this issue, we refer to the work and publications of Professor Stefan Thomke of Harvard Business School who has been a leading advocate of the fundamental engineering process changes that can be enabled by the accuracy of emerging simulation technologies. In particular, we refer to an article by Professor Thomke published in the Harvard Business Review in February 2001 entitled “Enlightened Experimentation: The New Imperative for Innovation,” available at http://hbr.org/product/enlightened-experimentation-the-new-imperative-for/an/R0102D-PDF-ENG.

(F) Exa’s belief that PowerFLOW “allows customers’ engineers and designers to gain crucial insights about design performance early in the design cycle” is substantiated by extensive customer feedback as well as by customers’ public statements.

By using simulation early in the design process before the design is fixed and before physical prototypes are available, customers’ engineers report that they can learn about the design and its shortcomings early when there is still time to change design parameters, and have identified this as a key benefit of use of Exa’s products. For example, Exa customer SAME Deutz-Fahr has reported that PowerFLOW has enabled it to “accurately simulate the behavior and efficiency of cooling systems at a very early stage of development.” See page 70 of Amendment No. 1.

Ms. Barbara C. Jacobs

October 7, 2011

The ability to do this confidently is inextricably linked to the accuracy (please see above discussion regarding accuracy), turnaround time, and ease of use of Exa’s simulation technology (please see below discussion regarding comparison to traditional CFD methods.)

•	The assertion that results from your PowerFLOW solution [G: provides “results that are more accurate and useful than those of alternative computational fluid dynamics, or CFD, methods]”

Response: The accuracy of PowerFLOW in comparison to physical test methods is addressed above; this statement deals with PowerFLOW’s accuracy and usefulness compared to traditional CFD methods. The statement has two inter-related parts: “more accurate” and “more useful.”

As discussed in “Business—Our Technology,” the limitations of traditional computational fluid dynamics are well-known in the fluid dynamics community. In particular, as discussed in that section, traditional CFD methods have significant challenges with regard to discretization and computational grid set-up. Attempts to overcome these limitations generally require either application of significant specialized engineering time and resources, the use of steady-state solvers instead of a time-dependent solver, simplification in the geometry that is being simulated, or a combination of the above. These techniques for working around the inherent limitations of traditional CFD technology lead to a reduction in accuracy, a delay in the timeliness of results, and/or an increase in engineering manpower and cost. Reduced accuracy can limit the usefulness of information and also require that a physical test-based process be retained. Delays in the timeliness of results lead to a significant reduction in the usefulness of information; in the automotive industry, design gateways and sign-offs are time fixed, and information that arrives after this window is not useful. In addition, due to cost pressures, customers are limited in their ability to expand engineering resources.

As further discussed in “Our Technology,” PowerFLOW’s proprietary core physics overcomes these traditional limitations and allows for accurate results in faster timeframes with efficient use of engineering resources.

In addition to this discussion of the fundamental physics, Exa customers have conducted numerous benchmark tests of PowerFLOW compared to traditional CFD codes. While the results of these benchmarks are the proprietary information of Exa’s customers, they often share them with Exa on a confidential basis. This information has provided Exa with further confirmation of this statement and also confirms the importance of accuracy, turnaround time, and manpower efficiency in being “useful” in customers’ engineering processes.

Published comparisons of commercial CFD codes are not generally available. However, while not a direct published comparison, in certain instances Exa has examined

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October 7, 2011

the published results of traditional codes on certain benchmark tests and compared our results to them. These comparisons further support the cited statement. For example, the American Institute of Aeronautics and Astronautics, or AIAA, in cooperation with NASA, has organized a multi-year, industry-wide effort to validate the ability to predict lift and stall on a wing. This benchmark has over 15 participants, including various commercial codes as well codes developed by NASA. Aside from PowerFLOW, the other codes are all derived from traditional CFD approaches. In AIAA’s published paper, PowerFLOW was identified as the only code to accurately predict lift within experimental bounds at different angles of attack. (See Overview Paper AIAA 2011-939, available at http://pdf.aiaa.org/preview/2011/CDReadyMASM11_2388/PV2011_939.pdf).

•

“[H: We estimate that our customers spend as much as 10% to 15% of their research and development budgets, or approximately $6 billion per year, on physical prototypes, test facilities and related travel and staff costs];”

Response:

Exa’s close collaboration with its customers provides Exa with detailed insight into customers’ current engineering processes and test procedures. Exa has analyzed and estimated the amount of physical prototypes and testing and their associated costs by vehicle platform. This analysis includes informed estimates of the number of clay, scale, and full vehicle prototypes constructed in a vehicle program and the amount of engineering staff and time devoted to these efforts. Exa has also compiled a detailed list of all current vehicle programs globally. Based on this knowledge and analysis, Exa believes that it can reliably estimate the current spending on physical prototypes and test facilities, and also estimate how much of this spend Exa can replace with its current application capabilities. In addition, based on publicly available data, Exa performed a separate analysis of total global R&D spending by manufacturer. These two analyses combined support management’s estimates of the 10-15% and the $6 billion figures cited.

•

“[I: Digital simulation… in many areas simulation has reached a level of accuracy and robustness that is sufficient to enable a manufacturer to rely solely on its results for design decisions, without prototype testing.”

Response:

Exa has refined this statement to clarify that while a physical prototype is usually built at some stage in the product development process, the accuracy that simulation can provide has eliminated prototypes and prototype testing at many stages during the design process. It now reads as follows:

Ms. Barbara C. Jacobs

October 7, 2011

“In many areas simulation has reached a level of accuracy and robustness that is sufficient to enable a manufacturer to rely solely on its results for many decisions during the design process, without prototype testing.”

For the reasons discussed above regarding accuracy and timeliness, Exa believes this statement to be true of PowerFLOW. Exa is aware of numerous customer examples where the customer has cancelled prototype builds and tests and utilized PowerFLOW simulations instead. In fact, this is true at virtually all of its customers, and customers typically re-allocate funds from the physical prototype and test budget to purchase PowerFLOW. In a very real sense, Exa views the current physical test-based processes as its principal competition, because that is where our customers have spent significant R&D funds historically. As discussed above, many Exa customers have established Steering Committees that review the customer’s current engineering processes and implement timetables for replacing these physical prototypes and tests and sign-offs with a simulation-based test and sign-off. This information is generally shared with Exa.

The cited statement also refers to advancements in other areas of simulation outside of Exa’s current domain. For example, a well known instance of advances in simulation accuracy sufficient to begin to replace physical test is in the area of crash testing. While automotive manufacturers still crash vehicles, it is well-known that the advancements in crash safety have been achieved through the understanding enabled by simulation technology. This has resulted in a very different engineering process in which fewer prototypes are built and crashed.

Inside Front Prospectus Cover Page

4. We note your statement in the second paragraph on this page that you “have not independently verified market and industry data from third-party sources” cited in your prospectus. As you know, the company is responsible for the entire content of the registration statement and should not include language that can be interpreted as a disclaimer of information contained in the filing. Please revise accordingly.

Response: The statement noted has been revised in response to the Staff’s comments.

5. We refer to the paragraph at the bottom of the page discussing your registered and unregistered trademarks, as well as those of other companies that are used in the prospectus. Please relocate this discussion to a more appropriate place in the filing than the cover page.

Response: The trademark disclosure has been relocated to page 4 in Amendment No. 1.

Prospectus Summary, page 1

6. With respect to each third-party statement in your prospectus—such as the market data by CIMdata referenced in your summary—please provide us with the relevant

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October 7, 2011

portions of the industry research reports and publications you cite. To expedite our review, please clearly mark each source to highlight the applicable portion or section containing the referenced information, and cross-reference it to the appropriate location in your prospectus. Ensure that you set forth the publication dates of all cited reports. Also, please tell us whether all or any of the reports or other publications was prepared for you.

Response: The CIMdata study referenced on pages 2, 57 and 60 of Amendment No. 1 is entitled “CIMdata 2011 Market Analysis Report Series – 2011 PLM Market and Solution Supplier Analysis Report,” dated September 2011. This report was prepared by CIMdata for general publication, as part of a series of similar reports, and was not prepared for or commissioned by Exa. Attached as Appendix A are relevant excerpts from that study, marked to identify the location of the pertinent information and cross-referenced to the location of the related disclosure in Amendment No. 1.

7. Please briefly explain in your summary, the “lattice Boltzman method” upon which your core product is based, or refer the reader to disclosure elsewhere in the prospectus that provides an explanation of this specialized term.

Response: The reference to the “lattice Boltzman method” has been deleted in the Summary. It is now first mentioned in “Business – Overview” on page 57, where it is accompanied by a cross reference to the more detailed explanation provided in “Business – Our Technology” on page 68.

8. You disclose that your customers include “13 of the global top 15 passenger vehicle manufacturers.” Please provide supplemental support for this claim, and clarify in your disclosure on what basis these are the “top” manufacturers, for example by total revenues or other metric.

Response: To support this claim, Exa relied on statistics published by the International Organization of Motor Vehicle Manufacturers (officially “Organisation Internationale des Constructeurs d’Automobiles” or OICA.) The OICA’s membership comprises 39 national trade associations around the world, including all major automobile manufacturing countries, thereby covering virtually the entire motor vehicle industry all over the world. It is generally viewed as a definitive source for data on the global automotive industry.

Specifically, Exa utilized the OICA’s world ranking of manufacturers by production volume. Their current ranking is available on the OICA’s website at http://oica.net/wp-content/uploads/ranking-2010.pdf. In conducting its analysis of OICA’s data, Exa utilized the Cars and LCV (Light Commercial Vehicles, which principally includes pick-up truck type vehicles) production figures, as these are typically combined in the United States when discussing the passenger vehicle market. However, the results of the analysis would not change if Exa had instead utilized OICA’s Total production figures.

Ms. Barbara C. Jacobs

October 7, 2011

Based on this ranking, Exa customers include 13 of the global top 15 and 17 of the global top 20 passenger vehicle manufacturers, by number of vehicles manufactured in 2010. The related disclosure has been clarified accordingly.

9. Your summary should contain balanced disclosure regarding your business and financial condition. In this regard, please provide context for the statement that you “are profitable” by disclosing that the company has not been profitable for four out of the past five fiscal years.

Response: The Summary has been revised and augmented as suggested.

10. You present in your summary the company’s Adjusted EBITDA for the fiscal year ended January 31, 2011, and for the first three months of fiscal year 2012. Please clearly identify Adjusted EBITDA as a non-GAAP financial measure the first time it is referenced in the prospectus. Note also that the most directly-comparable GAAP measure should be calculated and presented with equal or greater prominence as the non- GAAP measure. Accordingly, please revise your disclosure here to present your net income for the same periods that you present Adjusted EBITDA. See Item 10(e)(1)(i)(A) of Regulation S-K.

Response: The Summary has been revised and augmented as suggested.

11. We note your risk factor disclosure on page 22 that insiders of the company will have “substantial influence” over matters requiring stockholder approval following the IPO. To the extent material, please expand disclosure on your cover page and/or summary to disclose the substantial control insiders will have over the company, and specify the post- IPO aggregate ownership interest of your officers, directors, and pre-offering major shareholders, once known.

Response: The summary risk factors disclosed in the Summary will be augmented to reflect the aggregate post-IPO ownership of Exa’s officers, directors and greater than 5% shareholders, once that information is known. See Amendment No. 1 at page 4.

Risk Factors

“We are dependent on a small number of significant customers.,” page 8

12. We note that you disclose the percentage of your revenues attributable to your biggest customers, Renault and Toyota, for each of the past three fiscal years. So that investors may better understand the scope of the risk described, please consider also disclosing the percentage of your revenues attributable to your top ten customers in the aggregate for the past three fiscal years.

Response: The risk factor disclosure noted has been augmented as suggested.

“Failure to achieve and maintain effective internal control.,” page 21

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October 7, 2011

13. Please briefly explain how your internal controls do not currently meet the standards contemplated by Section 404 of the Sarbanes-Oxley Act.

Response: Exa management has not yet performed the internal control assessment that will be required by Section 404 of the Sarbanes-Oxley Act once Exa becomes subject to that provision, and therefore has not formed a conclusion as to whether its internal controls currently met the requirements of Section 404. The risk factor noted has been revised to state that fact, and to more clearly identify the risk being disclosed, namely that when such assessment is performed, material weaknesses in internal control could be identified. Supplementally, Exa advises the Staff that no material weakness in its internal control over financial reporting has been identified by Exa’s auditors and communicated to Exa’s audit committee.

Use of Proceeds, page 26

14. You state that you intend to use the net proceeds from the offering for “general corporate purposes, including working capital,” and that you may also use a portion of the proceeds to repay outstanding indebtedness or for acquisitions. Please revise to provide more meaningful and specific disclosure of the intended use of proceeds, as well as the approximate amounts intended to be used for each such purpose, to the extent known. Disclose which specific indebtedness you intend to repay with a portion of the proceeds, and indicate the approximate amounts of net proceeds you plan to apply to such debt(s).

If you intend to use the net proceeds of the offering to repay or refinance outstanding indebtedness incurred within the last year, please disclose the use of the loan proceeds, if other than short-term borrowings used for working capital. Further, if you intend to use a portion of the offering proceeds to repay indebtedness held by a related party, please disclose this fact clearly in the present section, as well as in your prospectus summary, to the extent material. Alternatively, if you have no current specific plan for a significant portion of the proceeds and are unable to disclose the amounts intended for each such purposes, revise to discuss the principal reasons for the offering. See Item 504 of Regulation S-K.

Response: The disclosure under Use of Proceeds has been revised to disclose the principal amount of Exa’s indebtedness that may be repaid. None of the indebtedness that might be repaid is held by a party subject to disclosure under Item 404 of Regulation S-K. Given the financial terms of this indebtedness (which include a substantial prepayment penalty), Exa management has not yet determined whether to repay such indebtedness out of the proceeds of the offering, and the disclosure has been modified to so state.

Exa currently has no binding agreement or understanding with respect to the acquisition of any material business or assets. To the extent that Exa enters into any such agreement, the agreed purchase price will be disclosed as a use of proceeds, if material.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

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October 7, 2011

Overview, page 34

15. Please consider expanding your overview to address material risks, challenges, trends and uncertainties facing Exa and how they are addressed by management. For example, a more comprehensive overview might discuss management’s plan for addressing the significant competition you face, your current reliance on a limited number of customers, and the difficulties associated with penetrating new geographic markets and industries. Refer to SEC Release No. 33-8350.

Response: The Overview section of Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) has been expanded to include a discussion of “Factors Affecting Our Performance,” as suggested.

Key metrics that we use to evaluate our performance, page 36

16. Disclosure throughout your filing emphasizes the recurring nature of your revenues and the high visibility they provide into your future performance. For example, you disclose on page 58 that on average over the past three fiscal years, more than 70% of your annual revenue was attributable to contractual commitments that were in place at the beginning of the fiscal year. Please tell us what consideration you gave to providing more specific, quantitative disclosure of your annual renewal rates or other similar metric used to measure the recurring nature of your revenues, to the extent such metric constitutes key data used by management to assess the company’s performance.

Response:

Exa management is considering the advisability of calculating and disclosing additional metric(s) to quantify the recurring nature of its revenues or retention of its customers, and agrees that such disclosure might be beneficial. However, due to the diversity of deployment patterns within Exa’s customer base, selection of a renewal metric that can be calculated consistently and reliably and that is informative to investors is challenging. Exa will continue to evaluate methodologies for quantifying and disclosing renewal activity in a manner that can be calculated reliably, will accurately reflect trends in its business, will be useful to investors and not be harmful to Exa’s business. Exa management will address its ongoing consideration of this matter in future communication with the Staff and, based on this analysis and further communication, will include any such disclosure in a future amendment.

Critical Accounting Policies and Estimates

Stock-Based Compensation

Significant Factors Used in Determining the Fair Value of Our Common Stock, page 40

17. Discuss each significant factor contributing to the difference between the estimated IPO price and the fair value determined, either contemporaneously or

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October 7, 2011

retrospectively, as of the date of each grant and equity related issuance. This reconciliation should describe significant intervening events within the company and changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock up to the filing of the registration statement.

Response:

Consistent with our response to Comment 2, Exa will respond to this comment more fully once a price range has been selected.

As a general matter, Exa notes that, as disclosed in “Critical Accounting Policies and Estimates,” before January 31, 2011, the board did not conduct any formal valuation procedure or commission any third party valuation or appraisal in connection with its determinations of the fair value of Exa’s common stock. Its determinations as to fair value in connection with all awards made prior to that date were based primarily on the most recent actual arms’ length transactions in Exa’s common stock. Exa therefore believes that with respect to those awards, a discussion of “changes in assumptions as well as weighting and selection of valuation methodologies employed that explain the changes in the fair value of your common stock” as of each grant date is not germane. However, a discussion of factual developments that the board considered at each grant date to be relevant to the reasonableness of its continuing to rely on these recent transactions as the most reliable indicator of the fair value of Exa’s common stock is provided for each grant.

Early in fiscal year 2012, in connection with its preparation of the unaudited financial statements for the three months ended April 30, 2011 that were included in the original Registration Statement, the board of directors for the first time commissioned a valuation study by an unrelated valuation firm. As disclosed in “Critical Accounting Policies and Estimates,” this firm provided an opinion dated May 13, 2011 that the fair value of Exa’s common stock as of January 31, 2011 was $0.48 per share. However, in determining the fair value of Exa’s common stock in connection with its equity awards in February and March 2011, the board chose not to rely entirely on this valuation, since the valuation approach placed a significant probability on scenarios which resulted in the preferred shareholders’ liquidation preference receiving the entire value.

Taking into account its view of the probability of the various exit scenarios, including the recent indications of value and preliminary discussions about a possible initial public offering, the board decided that on balance there was no justification for decreasing its estimate of the fair value of the common stock in connection with its option awards on February 24 and March 21, 2011, nor (in light of the third party opinion that the fair value was $0.48) was there a reason to increase it above $1.00. These considerations are discussed in “Critical Accounting Policies and Estimates.”

In anticipation of Exa’s award of stock options prior to the planned initial public offering, the board of directors commissioned a second valuation study by the unrelated

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valuation firm. On July 4, 2011, the firm provided an opinion concluding that the fair value of Exa’s common stock as of June 15, 2011 was $1.18 per share.

Subsequently, on July 19, 2011, the board granted options to purchase common stock at the higher exercise price of $1.75 per share. In determining that $1.75 per share, rather than $1.18, represented its best estimate of the fair value of Exa’s common stock on that date, the board considered the progress that had been made in preparing for an initial public offering, as a result of which it weighted the probability of successful completion of an initial public offering more heavily than the valuation firm had done in its opinion. The board also took into account other favorable developments that had occurred since January 31, 2011, including significantly higher revenue, revenue growth rate and profitability, both for the quarter ended April 30, 2011 on an actual basis and as forecasted for the balance of fiscal year 2012. These considerations are also discussed in “Critical Accounting Policies and Estimates.”

18. Please revise your table of equity-based compensation awards issued since February 1, 2010 to include a column that presents the fair value of your shares of common stock as of each grant date.

Response: The table on page 42 has been revised as suggested.

19. We note that for your various stock option awards granted from March 11, 2010 to March 21, 2011, you decided to use a valuation of $1.00 for the fair value of your common stock, although you disclose that other factors may have suggested that the fair value was different. Please expand your disclosures for each grant date to explain why the $1.00 fair value was the best determined price at the time.

Response: As disclosed in “Critical Accounting Policies and Estimates” and discussed above, while considering the factors described in its approach to determining the fair value of our common stock, for each of the various stock option awards from March 11, 2010 to March 21, 2011 the Board determined that the best indicator of value was the previous arms’ length transactions in April 2008. In connection with the awards on March 11, 2010 and June 3, 2010, the Board discussed and considered that the valuation might be lower than $1.00 due to the global credit and economic crisis, its impact on Exa and its customers, and the uncertainty the crisis had caused in global financial and stock markets. Even though the Board considered that the fair value of Exa’s common stock may in fact have been lower than $1.00, it decided that it was not possible to reliably assess the impact or duration of these short-term market dynamics, which made assessing valuations more uncertain. Given this uncertainty, the Board instead chose to give more weight to the most recent actual transactions in Exa’s stock.

Exa has adjusted its disclosure pertaining to both the March 2010 and June 2010 discussions, consistent with the above.

20. In view of the material increases in fair value of your common stock from the January 31, 2011 to the June 15, 2011 stock valuation and then to the July 19, 2011

Ms. Barbara C. Jacobs

October 7, 2011

stock valuation, please provide narrative disclosures that describe the factors and assumptions contributing to the significant changes.

Response: Consistent with the response to comment 19 above, Exa has expanded the disclosure in “Critical Accounting Policies and Estimates” to include a discussion of factors that contributed to the increases in fair value of Exa’s stock from January 31, 2011 to the June 15, 2011 valuation and then to the July 19, 2011 valuation date.

Results of Operations

Fiscal year ended January 31, 2011 compared to fiscal year ended January 31, 2010, page 45

21. In certain instances, your discussion of the results of operations does not quantify sources of material changes. For example, we note that for license revenue, you state that the increase was due to an increase in purchasing of new licenses and increased consumption of simulation capacity by existing customers. Where a material change is attributed to two or more factors, the contribution of each identified factor should be described in quantified terms. See Section III.D of SEC Release No. 33-6835. In addition, please tell us your consideration of disclosing the amount of revenue attributable to your licenses compared to revenue generated by your SaaS offerings, as disclosed on page 35. Similar concerns apply to your discussion of license revenue for the fiscal year ended January 31, 2010 compared to fiscal year ended January 31, 2009 and the three months ended April 30, 2011 compared to three months ended April 30, 2010.

Response: The discussion of the year-over-year changes in license revenue on pages 47, 48 and 49 has been revised to clarify that in each case, a single factor – a change in the amount of licensed simulation capacity utilized due to the stated reason – accounted for the increase or decrease in license revenue. We did not intend by the prior disclosure to suggest that multiple factors were at work in explaining the year-over-year changes.

Exa does not believe that the distinction between simulation capacity (and therefore license revenue) consumed on customer-owned hardware versus Exa-owned hardware is meaningful to how it operates the business or to investors. Exa’s general approach is to drive consumption of simulation capacity regardless of where the simulations actually occur and Exa management does not set targets for how this is split between Exa-owned and customer-owned hardware. In addition, given the currently low cost of hardware (especially compared to the price of Exa’s software), the pricing and economics of running simulations on Exa-owned or customer-owned hardware is materially the same to Exa. Finally, there is no technology or functionality difference between the solutions provided to customers based on where the simulations are run.

Exa therefore does not believe that separately disclosing revenue attributable to simulation capacity used on customer-owned hardware from that attributable to capacity used on a SaaS basis on Exa-owned hardware would provide meaningful information to investors regarding either the financial performance or management of Exa’s business.

Ms. Barbara C. Jacobs

October 7, 2011

22. We note your disclosure on page 35 that project revenue is from fees for project-based services, which generally introduce customers to your solutions. Further, your discussion of the increase in license revenue over the same period indicates the increase in license revenue was due to existing customers. Please expand your discussion of project revenue to clarify the nature of these projects year over year. That is, clarify if project revenue is being generated from existing customers or new customers. Similar concerns apply to your discussion for the fiscal year ended January 31, 2010 compared to fiscal year ended January 31, 2009 and the three months ended April 30, 2011 compared to three months ended April 30, 2010.

Response: The disclosure on page 37 has been expanded to explain more fully that project-based services may be provided to new customers to introduce them to Exa’s solutions, but may also be provided to existing customers, some of whom may remain solely in project-based mode for an extended period, and others who may already use Exa’s solutions on a licensed basis for other applications. Within an existing license customer, projects may be performed to introduce a department or engineering group who are already using PowerFLOW to a new application, or to introduce Exa’s solutions to an entirely new department or engineering group within the customer’s organization. The time of performance of projects also varies, and they may extend over multiple quarters or even fiscal years. Historically, Exa has recognized revenue from its project-based services primarily at the time the services are completed, as existing recordkeeping has not been adequate to enable proportional recognition. As a result, the primary explanation for year-over-year variations in project-based revenue has been the timing of completion of the project, and these changes are therefore not necessarily reflective of long-term trends in Exa’s business. For these reasons, Exa does not believe that it would be useful to investors to attempt to distinguish project-based revenues that were attributable to “new” customers from those attributable to “existing” customers.

23. We note your effective tax rate decreased from 119.2% for the fiscal year ended January 31, 2010 to 50.2% for the fiscal year ended January 31, 2011. We further note these effective tax rates are significantly higher than the statutory rates. Please expand your discussion of results of operations to discuss each of the material items in your reconciliation between the statutory tax rate and your effective tax rate. For example, we note the significant reconciling items on page F-24, that include the change in valuation allowance, research and development credits, nondeductible expenses, state income taxes and foreign tax rate differential. To the extent that certain countries have had a more significant impact on your effective tax rate, disclose this information and include a discussion regarding how potential changes in such countries’ operations may impact your results of operations. We refer you to Item 303(a)(3)(i) of Regulation S-K and Section III.B of SEC Release 33-8350. Similar concerns apply to your discussion for the fiscal year ended January 31, 2010 compared to fiscal year ended January 31, 2009 and the three months ended April 30, 2011 compared to three months ended April 30, 2010.

Ms. Barbara C. Jacobs

October 7, 2011

Response: The disclosure regarding the provision for income taxes on pages 49 and 50 has been revised to disclose that the principal contributor to Exa’s effective tax rate, and the principal reason for variations between the statutory and effective rates during the cited periods, was taxes payable in Korea that Exa currently does not believe are more likely than not realizable as foreign tax credits on its US tax returns.

Capital Resources, page 49

24. We note your disclosure on page F-25, that your current intention is to reinvest the total amount of your unremitted earnings in the local international jurisdiction. Please disclose the amount of cash and cash equivalents that are currently held outside of the U.S. and the impact of repatriating the undistributed earnings of foreign subsidiaries. In this regard, we note that this disclosure would illustrate that some cash is not presently available to fund domestic operations and obligations without paying taxes upon their repatriation. We refer you to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

Response: The disclosure under Capital Resources on page 54 has been augmented as suggested.

Contractual Commitments, page 49

25. We note that the amount of long-term debt obligations within your contractual obligations table appears to only include principal payments. Please tell us what consideration you gave to including interest related to your long-term borrowings.

Response: The tabular presentation of Contractual Commitments has been revised to reflect, and disclose in a separate footnote, scheduled interest payments on Exa’s long-term debt obligations.

Business, page 52

General

26. We note from your risk factor disclosure on page 12 that your PowerFLOW OnDemand services are provided primarily through a data center operated by IBM, and we note further that you have filed material agreements with IBM as exhibits to the registration statement. To the extent consistent with your application for confidential treatment for portions of your agreements with IBM, please expand your Business disclosure to provide a materially-complete description of your arrangement with this significant service provider.

Response: Although Exa believes the price terms of its arrangement with IBM are competitively sensitive, the data center services provided by IBM are routine in nature and the other terms of the agreement are straightforward and consistent with industry standards.

Ms. Barbara C. Jacobs

October 7, 2011

A brief description of the agreement, sufficient to inform investors of the nature of the arrangement, is provided on page 72.

Customers and Markets, page 64

27. We note your disclosures on page 8 and F-8 indicating that Renault and Toyota each accounted for more than 10% of the company’s revenues for each of the company’s past three fiscal years. Please provide a materially-complete description of your relationship with each of these major customers, specifying the percentages of your revenues attributable to each. Refer to Item 101(c)(1)(vii) of Regulation S-K. Please also tell us what consideration you gave to filing your agreements with these customers as exhibits to the registration statement pursuant to Item 601(b)(10) of Regulation S-K.

Response: The disclosures on pages 9 and F-10 have been revised to disclose the percentage of revenue attributable to each of Renault and Toyota individually. Exa’s relationship with each of these customers is an ordinary, arms’ length commercial relationship, and the disclosure on page 9 has been expanded to so state. Neither is an investor or lender to Exa, or has any financial or other relationship with Exa other than through its purchase of Exa’s products and services on customary commercial terms. Each contracts with Exa on an annual basis and neither has a long-term agreement with Exa. Exa therefore does not believe that any further description of its relationships with these customers is necessary to satisfy the requirement of Item 101(c)(1)(vii) to disclose “the name of [any 10%] customer and its relationship with, if any, with the registrant.”

Examples of Customer Deployments, page 64

28. We note the case studies you present of customers who have deployed Exa’s solutions. Please confirm that AGCO Corporation and Peterbilt Motors Company have agreed to their case studies being used in this manner.

Response: Please note that Exa has added one new case study in Amendment No. 1, relating to SAME DEUTZ-FAHR, in addition to those relating to AGCO Corporation and Peterbilt Motors Company. Exa confirms that each of these three case studies was jointly developed by the customer and Exa, and that the customer has given Exa approval for public use of this material, including use in the public capital raising process.

Intellectual Property, page 67

29. Your disclosure at the top of page 68 indicates that certain of your products are substantially dependent on technology licensed from ThermoAnalytics, Inc. and Science + Computing AG, and we note that you have filed licenses with these companies as exhibits to the registration statement. To the extent consistent with your application for confidential treatment, expand to discuss the material terms of these licenses. Refer to Item 101(c)(1)(iv) of Regulation S-K.

Ms. Barbara C. Jacobs

October 7, 2011

Response: An expanded description of the material terms of Exa’s agreements with ThermoAnalytics, Inc. and Science + Computing AG has been provided on page 73.

Management

Compensation Committee Interlocks and Insider Participation, page 72

30. Please identify here each person who served as a member of your compensation committee during the last fiscal year. It appears you should also expand the disclosure under this caption to provide the disclosure called for by Item 404 of Regulation S-K with respect to the company’s related-party transactions with the Boston Capital Ventures affiliates of Mr. Shields. See Item 407(e)(4) of Regulation S-K. Please note that cross- referencing to another section of the document is not contemplated by Item 407(e)(4) and impacts the transparency of this disclosure. We would not, however, object to a cross- reference in the related party disclosure to the present section.

Response: The disclosure on page 78 has been expanded as suggested.

Executive Compensation

Potential Payments Upon Termination or Change in Control, page 76

31. Please file your employment agreement with Mr. Roux as an exhibit to the registration statement. Refer to Item 601(b)(10) of Regulation S-K.

Response: Exa has filed Mr. Roux’s employment agreements as Exhibits 10.17 and 10.18 to Amendment No. 1.

Compensation Discussion and Analysis

Elements and objectives of our executive compensation program, page 77

32. You state at the top of page 78 that your annual variable compensation and discretionary cash bonuses are “at risk” compensation. It appears from your disclosure on page 79, however, that annual variable compensation for each of Dr. Chen and Mr. Hoch for fiscal 2011 was subject to a guaranteed minimum of $75,000. Please revise your disclosure as appropriate to ensure consistency and accuracy with respect to the “at-risk” nature of your incentive compensation, or advise.

Response: The disclosure relating to the annual variable compensation of Dr. Chen and Mr. Hoch has been revised to eliminate its characterization as “at risk,” and to clarify that the portion for fiscal year 2011 that was subject to a guaranteed minimum was in the nature of a fixed bonus.

Principal and Selling Stockholders, page 89

Ms. Barbara C. Jacobs

October 7, 2011

33. Please identify the natural person(s) that share voting or dispositive power over the Exa shares held by the following stockholders and their respective affiliates: InfoTech Fund I LLC, Boston Capital Ventures III Limited Partnership, and Boston Capital Ventures IV Limited Partnership.

Response: The disclosure on page 96 has been expanded to disclose the natural persons who share voting or dispositive power over Exa shares held by the two Boston Capital Ventures funds. Exa is making inquiries with respect to this matter with respect to InfoTech Fund I LLC, which is affiliated with FMR LLC, and will include the requested information in a subsequent amendment when it becomes available.

34. In addition, once the selling stockholders are identified, please state whether any of the selling stockholders are broker-dealers or affiliates of broker-dealers. Be advised that a selling stockholder registered as a broker-dealer who did not receive their securities as compensation for investment banking or similar services should be identified as an underwriter. With respect to any selling stockholder that is an affiliate of a broker-dealer, disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. If you are not able to so represent, please identify the selling stockholder as an underwriter.

Response: Exa acknowledges the Staff’s comment and will include the specified disclosure with respect to the selling stockholders at such time as they are identified.

Certain Relationships and Related Party Transactions, page 91

General

35. We note your disclose on page 47 that as of January 31, 2011, $1.0 million of your outstanding term loan was from Massachusetts Capital Resource Company, whom you describe as a “related party.” Please tell us on what grounds Massachusetts Capital Resource Company is a related party. If this entity is a related person within the meaning of Item 404(a) of Regulation S-K, please provide the disclosure called for by the Item.

Response: Massachusetts Capital Resource Company (“MCRC”) holds securities of Exa representing less than 5% of its outstanding common stock on an as-converted basis. MCRC is not a related person within the meaning of Item 404(a). While, for purposes of the footnote disclosure on page F-18, Exa may refer to MCRC for accounting disclosure purposes as a “related party,” that terminology will be deleted on page 52, to avoid any confusion concerning MCRC’s status in relation to Exa.

Agreement Regarding Inclusion of Shares in This Offering, page 92

36. You disclose that the holders of your preferred stock agreed to waive their “piggyback rights” with respect to your IPO, and that in consideration for this waiver, you

Ms. Barbara C. Jacobs

October 7, 2011

entered into a new agreement with the FMR entities and the BCV entities to use your best efforts to include securities held by them in your IPO “upon terms specified in the agreement.” To the extent material to investors in light of the circumstances of the transaction and not already disclosed, please revise to describe the terms specified in the agreement. Refer to Item 404(a)(6) of Regulation S-K.

Response: The new agreement with the FMR and BCV entities refereed to on page 98 contains operative provisions with respect to the inclusion of securities of those parties in this offering that are consistent in all material respects with the “piggyback right” provided for in the original investor agreements to which those entities were parties, and which were waived, and the disclosure on page 98 has been expanded to so state.

Both the original agreements providing for piggyback rights as well as the new FMR/BCV agreements have been filed as exhibits. Exa believes that, except as otherwise expressly disclosed on page 98, the terms of the new agreement (like those of the original agreement it replaced) provided for piggyback registration rights that are normal and customary for venture capital investments. Exa therefore believes that the disclosure on page 98, as expanded, and as supplemented by the full text of the exhibits, is adequate to inform investors of the nature of the arrangements with the FMR and BCV entities.

Policies and Procedures for Related Person Transactions, page 92

37. Please ensure that you provide the complete disclosure called for by Item 404(b) of Regulation S-K. In this regard, we note your disclosure that you have not historically had a written policy with respect to the review and approval of related-party transactions, but it appears you should nonetheless discuss the standards, if any, that your board of directors has historically applied when reviewing related-party transactions, including those disclosed in your filing. See Item 404(b)(1) and Instruction 1 to Item 404.

Response: The disclosure on page 98 has been augmented as suggested.

Consolidated Statements of Operations, page F-3

38. We note that you separately break-out your revenues between License revenue and Project revenue, but only present your cost of revenues in one line item. Please tell us your consideration of similarly breaking out your cost of revenues.

Response: Exa currently does not have the internal administrative or timekeeping capabilities that would be necessary to separately break out cost of revenues into cost of revenues associated with License revenue and Project revenue.

Exa’s cost of revenues consists primarily of salaries, benefits and other expenses of its field engineering teams and a small centralized customer support team, royalties, and hardware costs that are associated with providing simulation capacity for both its OnDemand software offerings and project activity. The field engineering teams represent the largest portion of these costs. These teams provide first-line support for license customers and also perform

Ms. Barbara C. Jacobs

October 7, 2011

the engineering work required for customer projects. It is this field engineering team expense that Exa is unable to separate between cost of revenues associated with License revenue and Project revenue.

Exa’s customer engagement model relies on initially engaging customers in projects so that Exa can demonstrate its capabilities and teach the customer how to use and deploy its technology and solutions. After engaging on projects, Exa seeks to sell customers simulation capacity (licenses) so that they can perform the work themselves. Even after this initial license deployment, Exa may continue to work on specific projects with customers, even long-established license customers, to further educate customers’ engineers, to assist customers in the development of new engineering processes based on simulation capabilities, and to demonstrate capabilities in different application areas. For example, Exa might engage in a project with a long-standing licensed aerodynamics customer in order demonstrate its brake cooling capabilities, which have not previously been utilized by the customer.

Since this customer engagement model is designed to develop ever-deepening and expanding relationships with a customer, Exa does not maintain separate field engineering teams or personnel that work on support for license sales and project sales, but rather one customer-focused team that is responsible for the long-term account plan of the customer. This team provides first-line support pursuant to license sales and also performs all the project work associated with the customer.

In part because it views these activities as indistinguishable from a business standpoint, Exa does not maintain a time reporting and project accounting system, or have any other records, that would enable it to reliably split its field engineers’ effort between “licensed” and “project-based” work, or allocate the expense of its field engineering teams between license support and project activity.

Given the above, Exa has determined that presenting reasonably accurate cost of revenues in separate line items currently is not possible.

39. Please revise to present pro forma net income per share disclosures. Refer to SAB Topic 1.B.2. Similarly, please expand your unaudited pro forma information footnote on page F-7 to disclose the computation supporting the pro forma amounts.

Response: Exa understands that SAB Topic 1.B.2 requires disclosure of pro forma financial information if historical financial information is not indicative of the future results of operations of the entity. Separate pro forma income per share disclosures were omitted from the original Registration Statement because the diluted and pro forma EPS net income per share amounts are identical for the year-ended January 31, 2011 and interim periods in fiscal year 2011, and the impact of conversion of Exa’s preferred stock on its future reported results of operations will be identical to that presented in the diluted earnings per share. Therefore, Exa respectfully submits that separate line item disclosure of the same information is not required by SAB Topic 1.B.2, and that presentation of the identical

Ms. Barbara C. Jacobs

October 7, 2011

earnings per share under a separate pro forma caption would not provide information that would be helpful to investors.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-7

40. Please address the following items related to your revenue recognition policy:

•

You disclose that, “the Company typically sells its products in a bundled sale of term and usage-based software licenses.” Please clarify if you have determined these arrangements to be multiple element arrangements. If so, please provide the disclosures contained in FASB ASC 605-25-50-1 through 50-2.

•	Please clarify if you also sell your term and usage-based software licenses separately.

•	Please explain your policy if a customer wants to purchase additional simulation capacity beyond their initial usage-based license during the term period.

•

Your disclosure indicates that customers can purchase simulation capacity as customer installed software. Under this type of license, tell us how you limit simulation capacity and why the simulation capacity is limited.

•

We note that you have recognized all revenue from project arrangements upon completion of the contracted services. Please expand your disclosure to explain why you have been unable to recognize revenue under the proportionate performance method.

•

We note your revenue recognition policy under your critical accounting policies on page 37 is brief in nature. The disclosure policy contained in this section should be significantly expanded upon to identify significant assumptions or estimates utilized in applying your policy. Refer to FRR 501.14.

Response: The disclosure in Note 2, and in “Critical Accounting Policies and Estimates,” has been revised to address the Staff’s comments above.

Fair Value of Financial Instruments, page F-13

Ms. Barbara C. Jacobs

October 7, 2011

41. Please expand your disclosure to discuss the inputs and valuation techniques used to measure the fair value of your equity participation right. Refer to FASB ASC 820-10-50-2(e).

Response: The disclosure under “Fair Value of Financial Instruments” has been expanded as suggested.

Note 8. Stockholders’ Deficit, page F-20

42. Please reconcile your disclosures on page F-21 related to the determination of the fair value of your common stock to your critical accounting policy that begins on page 40. In this regard, we note that your disclosures on page F-21 appear to contain additional factors than disclosed in your critical accounting policy, such as your analysis of publicly traded peer companies.

Response: The disclosures on page F-23 related to the determination of the fair value of Exa’s common stock have been harmonized with the related discussion in “Critical Accounting Policies and Estimates.”

Item 15. Recent Sales of Unregistered Securities, page II-2

43. You disclose that since July 1, 2008, you have issued 1,573,508 shares of your common stock and preferred stock upon the exercise of options issued pursuant to your equity compensation plans. The chart below this disclosure indicates that only shares of common stock have been issued pursuant to the exercise of options during that time. Please revise or advise as appropriate to clarify whether preferred stock has also been issued.

Response: The disclosure on page II-2 has been revised to be consistent with the convention adopted elsewhere in the Registration Statement to present all share amounts and activity on an “as-converted” basis, and accordingly the confusing reference to preferred stock has been deleted and a clarifying statement added.

B. Letter dated September 8, 2011

Experts, page 101

1. You disclose that Ernst & Young (“E&Y”) and FMR LLC have advised you that none of the specific relationships outlined in this disclosure are material and that they have been terminated. To the extent that any of these relationships were inconsistent with the SEC independence rules (Rule 2-01 of Regulation S-X) during the relevant “audit and professional engagement period,” please amend to disclose that fact.

Response: The disclosure under “Experts” has been revised as suggested.

Ms. Barbara C. Jacobs

October 7, 2011

2. You disclose that E&Y informed you that in the ordinary course of its business it has been a consumer of services routinely offered by FMR LLC affiliates. While some of these services may meet the “consumer in the ordinary course of business” provision of the independence rules in regards to business relationships, certain services or relationships may be inconsistent with the independence rules to the extent that FMR LLC is an affiliate of Exa Corporation. We note that in the disclosure of beneficial ownership prior to the offering (see page 89 of the Form S-1,) that FMR LLC is the beneficial owner of 42.1% of the outstanding shares of Exa. Please tell us supplementally how you concluded that FMR LLC is not an affiliate of EXA for purposes of the independence rules as defined in Rule 2-01(f)(4), including a control analysis under Rule 1-02(g) of Regulation S-X. Also, please amend to disclose your conclusions regarding whether FMR LLC is an affiliate and whether it controls Exa for purposes of the independence rules.

Response: The disclosure under “Experts” has been augmented to disclose Exa’s conclusion that FMR LLC does not control Exa and would not be considered an affiliate of Exa for purposes of the independence rules.

Exa’s analysis of FMR’s status as an affiliate for purposes of Rule 2-01(f)(4) will be provided by separate letter.

3. You disclose that E&Y advised you that it has concluded that is capable of exercising objective and impartial judgment in connection with its audits and that its overall independence is not impaired. Further you disclose that your audit committee concluded that E&Y is independent. To the extent that you and E&Y conclude that any of the disclosed relationships during the audit and engagement period were inconsistent with the independence rules, please amend to reflect (if true) that E&Y is capable of exercising objective and impartial judgment even though these relationships existed during the audit and professional engagement periods, but not that E&Y is independent. The ability to represent that an auditor is independent is contingent on compliance with Rule 2-01 of Regulation S-X.

Response: The disclosure under “Experts” has been revised as suggested.

If you have any questions regarding this filing or these supplemental responses, please do not hesitate to contact me at (617) 832-1160.

Sincerely,

/s/ Robert W. Sweet, Jr.

Robert W. Sweet, Jr.

RWS:

Ms. Barbara C. Jacobs

October 7, 2011

cc:	Stephen A. Remondi
Kenneth J. Gordon Esq.